

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2025

Justin Floyd
Chief Executive Officer and Director
RedCloud Holdings plc
50 Liverpool Street, London
EC2M 7PY, United Kingdom

> **Re: RedCloud Holdings plc**
> **Registration Statement on Form F-1**
> **Filed July 17, 2025**
> **File No. 333-288747**

Dear Justin Floyd:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alyssa Wall at 202-551-8106 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Justin Grossman, Esq.